Exhibit 2

North American Palladium Ltd.

Binding Recapitalization Term Sheet

This binding term sheet sets out the principal terms and conditions on which North American Palladium Ltd. (the “Company”) and BCP III NAP L.P., by its administrative general partner Brookfield Capital Partners Ltd. (“Brookfield”) have agreed to complete a series of transactions pursuant to a plan of arrangement under the Canada Business Corporations Act (the “CBCA”) in which the Company’s senior secured term loan1 under the loan agreement dated as of June 7, 2013 between the Company, Lac Des Iles Mines Ltd. and Brookfield (together with the prepayment fee2, such amounts as adjusted through to the Plan Effective Date, the “Loan”) and C$43.0 million aggregate principal amount of 6.15% convertible debentures due September 30, 2017, C$1,000 aggregate principal amount of 7.5% convertible debentures due January 31, 2019 and C$0.25 million aggregate principal amount of 7.5% convertible debentures due April 11, 2019 (collectively, the “Debentures”) will be exchanged for common shares in the capital of the Company (the “Common Shares”) and the Company will undertake a rights offering to raise C$50 million of additional capital.

Interim Facility

Amount	Brookfield will advance the Company US$25 million in a single draw no later than April 15, 2015 (the “Interim Facility”).

Interest	Interest will accrue daily at the same cash pay interest rate as the Loan plus 1.0% per annum (the “Interim Facility Rate”).

Term

The Interim Facility will terminate on September 15, 2015. Any amounts outstanding under the Interim Facility will be due and payable on that date and a failure to pay those amounts will constitute an Event of Default.

Security

The Interim Facility and the Commitment Fee and prepayment fee thereunder, the Waiver Fee and the Break Fee (each defined below) will be secured by the existing Security under the Loan on a pari passu basis with the Company’s obligations in respect of the Loan.

Use of Proceeds	Working capital purposes.

Commitment Fee	3% of the Interim Facility amount, which will be fully earned and payable on the execution of the waiver and amendment and will be capitalized to the principal and accrue interest at the

[1]	Aggregate principal amount of US$173.2 million as at April 15, 2015.
[2]	US$56.9 million as at March 31, 2015.

Interim Facility Rate.

Prepayment

If the Company repays the Interim Facility in whole or in part prior to the expiration of the term, it will pay a prepayment fee , representing a genuine estimate of the loss of profit of Brookfield and other damages arising from such repayment. The prepayment fee will be the product of: (a) the principal amount of the Interim Facility (including deferred and capitalized interest and fees relating thereto), multiplied by (b) the Interim Facility Rate, multiplied by (c) a fraction, the numerator of which is the number of days from (but excluding) the date of the prepayment to (and including) the Interim Facility maturity date, and the denominator of which is 365.

Payments on Debentures	Prior to September 15, 2015, the Company may make regularly scheduled interest payments on account of the Debentures.

Plan of Arrangement

Plan of Arrangement	The Debenture Exchange and the Loan Exchange will be effected in accordance with a plan of arrangement under the CBCA.

Plan Effective Date	The date upon which the Plan of Arrangement becomes effective.

Treatment of Claims and Interests

BNS Facilities

The Company’s (i) second amended and restated credit agreement dated as of June 7, 2013, between, inter alia, the Company and The Bank of Nova Scotia (“BNS”), as administrative agent, and the lenders thereunder (the “Revolving ABL Facility”) and (ii) equipment financing facility with BNS (the “Equipment Financing Facility”) will be unaffected by the Plan of Arrangement and paid in full in cash in the ordinary course. The maturity date of the Revolving ABL Facility will be extended until September 15, 2015.

BNS will waive any and all defaults corresponding to the covenants waived by Brookfield (per “waiver” below), arising from a breach of the current ratio, or arising as a result of the sale process described herein or the Company completing the Plan of Arrangement in connection with the transactions set out in this term sheet, for a period such that BNS will not be in a position to declare a default in respect thereof prior to August 15, 2015. In exchange therefor, the Company will pay BNS a fee in the amount of 125 bps on the amount available under the Revolving ABL Facility, which will be fully earned and payable on the execution of the waiver.

BNS will extend the waiver, in respect of such defaults, without charge for a period ending not later than September 15, 2015 in the event that Brookfield has extended its waiver (and all other then known defaults) for the purpose of allowing the Company to complete the closing of a Superior Proposal (defined below) or to complete the recapitalization transaction contemplated hereby.

Loan Exchange

On the Plan Effective Date, Brookfield will receive Common Shares representing, in aggregate, 92% of the Common Shares outstanding on a fully-diluted basis after giving effect to the Plan of Arrangement in full and final satisfaction of, and in exchange for, all amounts owing to Brookfield under the Loan, including the Interim Facility.

Debenture Exchange

On the Plan Effective Date, the Debentures will be cancelled and in full and final satisfaction thereof, and in exchange therefor, each holder of a Debenture will receive their pro rata share, based on the principal amount of their Debentures, of Common Shares representing, in aggregate, 6% of the Common Shares outstanding on a fully-diluted basis after giving effect to the Plan of Arrangement.

No fractional Common Shares shall be issued. Any fractional Common Shares that would otherwise have been issued shall be rounded down to the nearest whole number.

Accrued and unpaid interest up to but not including the Plan Effective Date will be paid in cash on the Plan Effective Date.

General Unsecured Claims	Unsecured claims against the Company shall be unaffected by the Plan of Arrangement and paid in full in cash in the ordinary course. Leases will also be treated as unaffected claims.

Common Shares

No action shall be taken in respect of the existing Common Shares. Existing holders will retain, in aggregate, 2% of the Common Shares outstanding on a fully-diluted basis after giving effect to the Plan of Arrangement.

The Company will effect a consolidation of the Common Shares in conjunction with the Plan of Arrangement.

Other Instruments	On the basis that the Company’s outstanding warrants and options are out-of-the money and in light of the post-closing ownership, they will be terminated for no consideration.

Required Approvals

Debentureholder Approval

The Plan of Arrangement will require the approval of 66  2⁄3% of the principal amount of the Debentures held by holders who attend the meeting in person or by proxy. Each holder of a Debenture who attends the meeting in person or by proxy will be entitled to one vote for each C$1,000 principal amount of Debentures held by such holder, with no fractional votes permitted.

Shareholder Approval

The Plan of Arrangement will require the approval of 66  2⁄3% of Common Shares held by holders who attend the meeting in person or by proxy. In addition, under the TSX rules, the issuance of Common Shares under the Plan of Arrangement will require approval of 50% plus one of the Common Shares held by holders who attend the meeting in person or by proxy.

Other Approvals and Conditions	Court, stock exchange, lender and other approvals and conditions as are customary for transactions of this nature.

Waiver

Brookfield will provide a waiver of the Events of Default under the Loan resulting from the Company’s breach of the Minimum Equity Covenant and the Leverage Ratio Covenant, and any and all Events of Default under the Loan resulting from the Company completing the Plan of Arrangement in connection with the transactions set out in this term sheet and any other Events of Default (not already qualified by materiality) which are immaterial and arise from circumstances beyond the Company’s control, for a period such that Brookfield will not be in a position to declare a default in respect thereof prior to August 15, 2015. The waiver will apply to the months ended April 30, May 31, and June 30, 2015 and, for greater certainty, the covenants will be tested on July 31, 2015 with the compliance certificate due by August 15, 2015. In exchange for the waiver, the Company will pay Brookfield a fee in the amount of US$3 million (the “Waiver Fee”). The Waiver Fee will be fully earned and payable on the execution of the waiver and amendment, and will be capitalized to the principal and will accrue interest at the Interim Facility Rate.

Brookfield will extend the waiver, in respect of the waived defaults, without charge for a period ending not later than September 15, 2015 in the event that: (a) the Company has entered into a binding agreement for a Superior Proposal provided that (i) the parties are working diligently to complete the Superior Proposal, (ii) Brookfield is satisfied that the Superior Proposal is reasonably likely to be completed within the extension period and (iii) the Company does not require additional funding from Brookfield during the extension period; or (b) the Company requires the additional time to complete the recapitalization transaction contemplated hereby and is working diligently to do so.

Superior Proposal

The Company will conduct a process to solicit a Superior Proposal and will have until no later than June 30, 2015 (or such later date as may be necessary to accommodate final stages of bidding involving Brookfield and other top bidders) to enter into a Superior Proposal. If no offers providing for a Superior Proposal are received by the Company by that date, or if at any time during the sale process the Company and its financial advisors determine that there is no reasonable prospect of a Superior Proposal, the Company will proceed to complete the recapitalization transaction contemplated hereby as promptly as practicable.

In the event that the Company receives a Superior Proposal, the Company may terminate the transaction to accept the Superior Proposal, subject to giving Brookfield at least 2 days advance notice to make such adjustments to the terms and conditions of the recapitalization transaction contemplated hereby as would enable the Company to proceed with the recapitalization transaction on the basis that, as so adjusted, it constitutes a new Superior Proposal. The Company and its financial advisor will be entitled to continue discussions with the top bidders, with Brookfield participating, in the ongoing sales process.

In the event that the Company terminates the recapitalization transaction to accept a Superior Proposal, the Company will pay Brookfield a fee of 3% of the value attributed to the Company under the Superior Proposal plus 7% of the value (whether cash or other consideration) received by or attributable to the holders of the Common Shares under the Superior Proposal, after deducting the amount attributed to existing holders of the Common Shares under the transaction contemplated hereby (the “Break Fee”). The Break Fee will be fully earned on the execution of the transaction agreement for the Superior Proposal and will be payable on completion of the Superior Proposal.

“Superior Proposal” means a bona fide formal, legally binding offer that is capable of acceptance for an alternative transaction which the board of directors of the Company determines in good faith: (a) that the funds or other consideration necessary to complete the transaction are or are reasonably likely to be available to fund completion of the transaction at the time and on the basis set out therein; and (b) after consultation with its financial advisor and outside counsel, is reasonably likely to be consummated at the time and on the terms proposed, taking into account all legal, financial, regulatory and other aspects of the proposal, provided, however, that a proposal shall not constitute a Superior Proposal unless it (i) would provide the Company with net proceeds sufficient to repay in full in cash all liabilities and obligations under the Loan, including the Interim Facility, and (ii) attributes a total enterprise value to the Company of more than the sum of (A) all liabilities and obligations under the Revolving ABL Facility (including letters of credit) and the Equipment Financing Facility, (B) all liabilities and obligations under all capital leases entered into by Company, (C) all liabilities and obligations under the Loan, including the Interim Facility, (D) the amount recoverable by the Debentureholders under the recapitalization transaction contemplated hereby, being the product of all liabilities and obligations under the Loan, including the Interim Facility, multiplied by a fraction the numerator of which is 0.06 and the denominator of which is 0.92, and (E) the amount recoverable by the Common Shareholders under the recapitalization transaction contemplated hereby, being the product of all liabilities and obligations under the Loan, including the Interim Facility, multiplied by a fraction the numerator of which is 0.02 and the denominator of which is 0.92.

Governance

Board Composition

On the Plan Effective Date, the board of directors of the Company will be reconstituted to comprise five individuals, including three nominated by Brookfield, one nominated by the holders of Debentures and one independent director.

Expenses

The Company will reimburse Brookfield for its reasonable fees and expenses incurred in connection with the transaction, including those of its legal counsel, except that Brookfield shall not be entitled to reimbursement in circumstances where it receives the Break Fee.

Rights Offering

Offering	As promptly as practicable after the Plan Effective Date, the Company will launch a rights offering to raise proceeds of C$50 million. The terms of the offering will reflect the values under the Plan of Arrangement.

Basic Subscription Privilege	Holders of Common Shares will receive, for each Common Share held, one right (a “Right”) entitling the holder thereof to subscribe for Common Shares upon payment of the Subscription Price.

Additional Subscription Privilege

Holders of Rights who exercise in full the Basic Subscription Privilege for their Rights will also be entitled to subscribe pro rata for Common Shares, if any, not otherwise purchased pursuant to the Basic Subscription Privilege.

Use of Proceeds	To fund the ongoing operations and expansion at the Lac des Iles Mine.

Listing and Trading

The Rights and the Common Shares issuable upon the exercise of the Rights will be freely tradable in Canada upon issuance and listed on the TSX or another Canadian exchange. Promptly following the Plan Effective Date, the Company will apply to delist the Common Shares from the NYSE.

Backstop Agreement

Backstop Obligation

Brookfield will exercise its Rights and purchase from the Company, at the Subscription Price, all Common Shares that are not otherwise subscribed for and taken up in the Rights Offering (after the exercise of the Basic Subscription Privilege and the Additional Subscription Privilege).

Backstop Fee

The Company will pay Brookfield and any Debentureholders participating in the backstop of the rights offering a fee equal to C$1.5 million, which will be fully earned on the date of the rights offering prospectus and payable in Common Shares on closing.

Implementation

Definitive Documentation

The parties will work diligently and in good faith towards settling definitive documentation for the transaction in accordance with the terms set out in this term sheet as soon as practicable. The definitive documentation will also contain customary provisions for a transaction of this nature.

Disclosure

No press release or other public disclosure concerning this transaction shall be made by the Company or Brookfield without previously consulting with the other party, other than as required by law or stock exchange rules.

General

This term sheet will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. This term sheet may be executed in counterparts, each of which will be deemed to be an original, and all of which together will constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this term sheet as of April 15, 2015.

NORTH AMERICAN PALLADIUM LTD.

By:	/s/ Phil du Toit
Name: Phil du Toit
Title: President and Chief Executive Officer

By:	/s/ David Langille
Name: David Langille
Title: Chief Financial Officer

BCP III NAP L.P., by its administrative general partner BROOKFIELD CAPITAL PARTNERS LTD.

By:	/s/ David Nowak
Name: David Nowak
Title: Managing Partner

By:	/s/ J. Peter Gordon
Name: J. Peter Gordon
Title: Managing Partner